[Salient Surgical Technologies, Inc. Letterhead]

August 26, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attn:	Filing Desk

Re:	Salient Surgical Technologies, Inc./Application For Withdrawal on Form RW
pursuant to Rule 477 of the Securities Act of 1933, as amended,
Registration Statement on Form S-1 (File No. 333-149682)

Ladies and Gentlemen:

On March 13, 2008, Salient Surgical Technologies, Inc., a Delaware corporation (the “Company”), filed Registration Statement No. 333-149682 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) in connection with a proposed initial public offering (the “Offering”).

Pursuant to Rule 477 under the Act, the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

The Company has determined at this time not to proceed with the Offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

Pursuant to Rule 418, the Company requests that all materials provided supplementally to the Staff be returned to the Company.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Michael Beauvais, Esq., of Ropes & Gray LLP, at (617) 951-7601.

Sincerely,

SALIENT SURGICAL TECHNOLOGIES, INC.

By:	/s/ Joseph Army
Joseph Army President, Chief Executive Officer and Director

cc:	Gabriel Eckstein (Securities and Exchange Commission)
Russell Mancuso (Securities and Exchange Commission)
Lynn Dicker (Securities and Exchange Commission)
Kevin Vaughn (Securities and Exchange Commission)
Michael Beauvais (Ropes & Gray LLP)